Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: May 7, 2021

AAM and REE Automotive to Jointly Develop New Electric Propulsion System for E-Mobility

Detroit and Tel Aviv, May 7, 2021

American Axle & Manufacturing Inc. (AAM) [NYSE: AXL], a leading global Tier 1 automotive supplier of driveline and metal forming technologies, and REE Automotive (“REE”), a leader in e-Mobility, today announce that the companies have agreed to jointly develop an exciting new electric propulsion system for e-Mobility. REE is in the process of merging with 10X Capital Venture Acquisition Corp (“10X SPAC”) (NASDAQ:VCVC), a special purpose acquisition company, to become a publicly listed company.

Pursuant to the recently signed agreement, the parties intend to leverage AAM’s system integration capabilities and focus on NVH (noise, vibration and harshness) reduction to incorporate AAM’s lightweight and efficient next generation electric drive units, which feature fully integrated high-speed motors and inverter technology, into REE’s highly modular and disruptive REEcornerTM technology that enables a fully-flat EV chassis for multiple commercial vehicle applications. The REEcorner integrates critical vehicle components (steering, braking, suspension, powertrain and control) into the area between the chassis and the wheel to deliver significant functional and economic advantages. The electric drive units will be developed at AAM’s Advanced Technology and Development Center in Detroit with delivery of prototypes planned by the end of 2021.

“We are very excited to partner with REE to bring new e-Mobility technologies to the market,” said David C. Dauch, AAM Chairman and Chief Executive Officer. “This agreement to provide electric drive technology for use in REEcorners is an important step in growing AAM’s electric propulsion business and expanding the addressable market for AAM’s newest product offerings. We believe that joining forces with an advanced technology company like REE will accelerate AAM on a path to deliver e-Mobility solutions to the market.”

“We are delighted to collaborate with AAM on this groundbreaking concept,” said Daniel Barel, Co-Founder and CEO of REE Automotive. “AAM’s modular drive solutions enhance our product offering with a highly compact form factor that will enable more design freedom and functionality for our future customers. Together with AAM’s extensive knowledge in automotive and their global manufacturing presence, we will be able to push the REEcorner technology even further.”

About AAM

AAM (NYSE: AXL) delivers POWER that moves the world. As a leading global Tier 1 automotive supplier, AAM designs, engineers and manufactures driveline and metal forming technologies that are making the next generation of vehicles smarter, lighter, safer and more efficient. Headquartered in Detroit, AAM has approximately 20,000 associates operating at nearly 80 facilities in 17 countries to support our customers on global and regional platforms with a focus on quality, operational excellence and technology leadership To learn more, visit www.aam.com.

Forward-Looking Statements

This release contains forward-looking statements and other information relating to matters that are not historical facts. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include uncertainty around the duration and effects of the COVID-19 pandemic, and the factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in AAM’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this report. AAM expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About REE Automotive

REE is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE is in the process of merging with 10X Capital Venture Acquisition Corp (“10X SPAC”) (NASDAQ:VCVC), a special purpose acquisition company, in its process to become a publicly listed. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 – for any application and any target market. REE’s revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the area between the chassis and the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions the company to break new ground in e-Mobility.

For more information visit www.ree.auto

About 10X CAPITAL

10X Capital is a venture capital and investment firm at the nexus of Wall Street with Silicon Valley, aligning institutional capital with high growth ventures. Founded in 2004 by serial entrepreneur Hans Thomas, 10X Capital invests across the capital structure, with a focus on companies using technology to disrupt major industries, including finance, healthcare, transportation and real estate. For more information visit www.10xcapital.com. 10X Capital Venture Acquisition Corp (Nasdaq: VCVC), is 10X Capital’s Special Purpose Acquisition Company, focused on high growth technology companies, and was formed for the purpose of entering into a business combination with one or more businesses. For more information visit www.10xspac.com.

Contacts:

American Axle & Manufacturing (AAM)

Media Contact
Christopher M. Son
Vice President, Marketing & Communications | AAM
(313) 758-4814
chris.son@aam.com

Investor Contact
David H. Lim
Head of Investor Relations | AAM
(313) 758-2006
david.lim@aam.com

REE Automotive

Media Contact
Keren Shemesh
Chief Marketing Officer | REE Automotive
+972-54-5814333
kerens@ree.auto

Public Relations
media@ree.auto

Investor Relations
investors@ree.auto

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the ability to bring to market New Electric Propulsion System for e-Mobility in accordance with the AAM/REE Agreement and realize the other goals and targets described in this press release; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.